UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press release dated June 16, 2016 titled “Arcos Dorados Holdings Inc. announces Early Settlement of Cash Tender Offer for up to U.S.$80 million of its 6.625% Senior Notes due 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: June 16, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES EARLY SETTLEMENT OF CASH

TENDER OFFER FOR UP TO U.S.$80 MILLION OF ITS 6.625% SENIOR NOTES DUE 2023

Montevideo, Uruguay, June 16, 2016 – Arcos Dorados Holdings Inc. (the “Company”) today announced that it has accepted for purchase U.S.$80,000,000 aggregate principal amount of its outstanding 6.625% Senior Notes due 2023 (the “Notes”). According to information provided by the information and tender agent, U.S.$98,765,000 aggregate principal amount of the Notes were validly tendered and not validly withdrawn at or prior to June 14, 2016, at 5:00 p.m., New York City time (the “Early Tender Time”) in response to the Company’s previously announced cash tender offer (the “Offer”) to purchase up to U.S.$80 million aggregate principal amount (such amount, as the same may be increased in the sole discretion of the Company, the “Maximum Tender Amount”) of the Notes, pursuant to the terms of the offer to purchase dated June 1, 2016 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase.

The Company paid the Total Consideration (U.S.$1,010 per U.S.$1,000 principal amount of Notes, which includes an Early Tender Payment of U.S.$30 per U.S.$1,000 principal amount of Notes) plus accrued and unpaid interest to, but not including, June 16, 2016 for all Notes accepted for purchase at the Early Tender Time. Since the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) in the Offer at or prior to the Early Tender Time exceeded the Maximum Tender Amount, the Company accepted for purchase an amount of Notes equal to the Maximum Tender Amount, subject to proration as described in the Offer to Purchase. With respect to all tenders of Notes the proration of which would result in a return of Notes to a tendering holder in a principal amount below the minimum denomination, the Company exercised its discretion to accept in full all such tenders.

Because the aggregate principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time exceeded the Maximum Tender Amount, holders who validly tender Notes after the Early Tender Time will not have any of their Notes accepted for purchase unless the Company increases the Maximum Tender Amount, which it is entitled to do in its sole discretion without granting withdrawal rights. If the Company increases the Maximum Tender Amount, holders of the Notes who tender Notes after the Early Tender Time but at or prior to the Expiration Time (as defined below) and whose Notes are accepted for purchase will not be entitled to receive the Early Tender Payment and will therefore be entitled to receive, for each U.S.$1,000 principal amount of Notes tendered, U.S.$980.00, which is an amount equal to the Total Consideration less the Early Tender Payment.

Subject to the Maximum Tender Amount and the other terms and conditions described in the Offer to Purchase, the Offer is scheduled to expire at 11:59 p.m., New York City time, on June 28, 2016 (the “Expiration Time”), unless extended by the Company. Withdrawal rights with respect to the Offer have expired as scheduled and have not been reinstated.

The Offer is subject to certain customary conditions as described in the Offer to Purchase. The Offer is not conditioned upon any minimum number of Notes being tendered.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the Notes. Any Notes that remain outstanding after the termination of the Offer will continue to be the Company’s obligations. Holders of those outstanding Notes will continue to have all the rights associated with the Notes and the indenture governing the Notes.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. are acting as dealer managers (the “Dealer Managers”) in connection with the Offer. Questions regarding the Offer may be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated at (646) 855-8988 (collect) or (888) 292-0070 (U.S. toll-free) and Santander Investment Securities Inc. at (212) 940-1442 (collect) or (855) 404-3636 (U.S. toll-free). Requests for documentation may be directed to D. F. King & Co., Inc., the information and tender agent for the Offer, at (212) 269-5550 (for banks and brokers), (877) 864-5060 (U.S. toll-free) or email at arcosdorados@dfking.com.

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities. The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Dealer Managers or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

Investor Relations Contact

Daniel Schleiniger

Sr. Director of Corporate Communications & IR

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2675

*****

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward- looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.